Exhibit 12.1
Cytokinetics, Incorporated
     The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and the nine months ended September 30, 2008. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.
Statement of Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Nine months
	Year Ended December 31,					Ended September 30,
	2003	2004	2005	2006	2007	2008
Income (loss) before income taxes	$(32,685)	$(37,198)	$(42,252)	$(57,115)	$(48,894)	$(45,518)
Fixed charges	1,566	1,151	1,149	1,437	1,676	1,101

Total earnings (loss) for computation of ratio	$(31,119)	$(36,047)	$(41,103)	$(55,678)	$(47,218)	$(44,417)

Fixed Charges:
Interest expense	$833	$443	$417	$439	$594	$330
Interest attributable to rentals [a]	733	708	732	998	1,082	771

Total fixed charges	$1,566	$1,151	$1,149	$1,437	$1,676	$1,101

Preferred stock dividends	$12,102	$4,479	—	—	—	—

Total combined fixed charges and preferred stock dividends	$13,668	$5,630	$1,149	$1,437	$1,676	$1,101

Ratio of earnings to fixed charges [b]	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends [b]	—	—	—	—	—	—

a)	Interest attributable to rentals equals one-third of total rental expense.

b)	Due to Cytokinetics’ losses in the years ended December 31, 2003, 2004, 2005, 2006 and 2007, and the nine months ended September 30, 2008, the ratio coverage was less than 1:1. Additional earnings of $32.7 million, $37.2 million, $42.3 million, $57.1 million, $48.9 million and $45.5 million would have been required in each of these periods, respectively, to achieve a ratio of 1:1.